SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. 2)

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8183P102
(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel
972-9-972-0500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola A.V. RRsat, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in its Supplement No. 1 to Prospectus dated April 10, 2012, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in its Supplement No. 1 to Prospectus dated April 10, 2012, filed with the SEC on November 20, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in its Supplement No. 1 to Prospectus dated April 10, 2012, filed with the SEC on November 20, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in its Supplement No. 1 to Prospectus dated April 10, 2012, filed with the SEC on November 20, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in its Supplement No. 1 to Prospectus dated April 10, 2012, filed with the SEC on November 20, 2013).

Item 1.  Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the statement of beneficial ownership on Schedule 13D originally filed on May 17, 2013, as amended by Amendment No.1 filed on September 18, 2013 (the “Original Statement” and “Amendment No. 1”, respectively) relates to the ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (the “Ordinary Shares”)of RRsat Global Communications Network Ltd., an Israeli company (the “Issuer” or “RRsat”). The principal executive office of RRsat is located at RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.  This Amendment No. 2 amends and supplements the Original Statement, as amended and supplemented by Amendment No. 1. Capitalized terms appearing herein that are not otherwise defined shall have the respective meanings assigned thereto in the Original Statement or in Amendment No. 1 (as applicable).

This Amendment No. 2 is being filed by the Reporting Persons to report the acquisition by Viola A.V. RRsat from Kardan, on December 2, 2013, of 346,931 Ordinary Shares of the Issuer, constituting the Put Option Shares, following Kardan’s exercise of the Put Option under the Kardan- Viola SPA. The sale of the Put Option Shares was effected pursuant to a put option share purchase agreement, dated December 2, 2013, by and between Viola A.V. RRsat and Kardan (the “Kardan-Viola Put Option Share Purchase Agreement”). Notwithstanding Viola A.V. RRsat’s acquisition of the Put Option Shares, the Reporting Persons’ beneficial ownership of Ordinary Shares has not changed since their filing of Amendment No. 1 with the SEC. The Reporting Persons had possessed shared beneficial ownership with respect to the Put Option Shares under the Kardan- Viola Shareholders Agreement since September 10, 2013, as described in Item 1 and Item 5, paragraph (a)(iv) of Amendment No. 1, and the Put Option Shares remain subject to shared beneficial ownership even after Viola A.V. RRsat's acquisition of them, as included within Item 5, paragraph (a)(i) below.

Item 2.  Identity and Background.

The identity and background information with respect to each of the Reporting Entities and the Reporting Individuals that appeared in Item 2 of the Original Statement is incorporated by reference in this Item 2 of Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration.

A cash amount of $2,674,838 was paid by Viola A.V. RRsat for the purchase of the Put Option Shares from Kardan upon the closing under the Kardan - Viola Put Option Share Purchase Agreement.  The cash purchase price was funded from the working capital of Viola A.V. RRsat.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Put Option Shares for investment purposes. The Reporting Persons intend to continue to review their investment in RRsat and may, based on such review as well as other factors (including, among other things, their evaluation of RRsat’s business, prospects and financial condition, amounts and prices of available Ordinary Shares of RRsat, the market for RRsat’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional Ordinary Shares of RRsat or sell Ordinary Shares of RRsat, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the Ordinary Shares of RRsat acquired by them (subject to any applicable requirement to update the Original Statement, as amended by Amendments No. 1 and No. 2, as a result of any such changed intent or disposition of Ordinary Shares under the rules of the SEC).

Except as set forth herein, as of the filing of this Amendment No. 2, the Reporting Persons and the other individuals listed in Item 2 of the Statement do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association (except for board nomination provisions, as contemplated under the Kardan- Viola Shareholders Agreement (as described in Item 6 of Amendment No. 1) and in the Del-Ta- Viola Shareholders Agreement (as described in Item 6 of the Original Statement) or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to be delisted from a national securities exchange (such as the NASDAQ Global Select Market, on which the Ordinary Shares are currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 17,346,561 Ordinary Shares of the Issuer outstanding as of November 20, 2013 (as reported by the Issuer in Supplement No. 1 to its Prospectus dated April 10, 2012, filed with the SEC on November 20, 2013).

(a)           Each of the Reporting Persons may be deemed to beneficially own 13,079,607 Ordinary Shares of the Issuer, representing approximately 75.4% of the issued and outstanding share capital of the Issuer.  These 13,079,607 Ordinary Shares consist of the following:

(i) 3,816,243 Ordinary Shares held by Viola A.V. RRsat, as to which:

(1)            the remaining Reporting Persons may be deemed to share voting power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions with respect thereto;

(2)            the remaining Reporting Persons may be deemed to share dispositive power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions with respect thereto;

(3)            Del-Ta Engineering may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Del-Ta Engineering under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 of the Original Statement);

(4)            Rivel may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement (as described in Item 6 of the Original Statement) to vote an unspecified portion of such 3,816,243 Ordinary Shares in favor of the appointment of Rivel, personally, as a director of RRsat;

(5)            Rivel may be deemed to share dispositive power, due to the tag-along rights granted by Viola A.V. RRsat to Rivel under the Rivel-Viola Shareholders Agreement in the event of a transfer of such 3,816,243 Ordinary Shares by Viola A.V. RRsat;

(6)            Kardan may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Kardan-Viola Shareholders Agreement to vote such 3,816,243 Ordinary Shares in favor of the appointment of a person designated by Kardan as a director of RRsat (as described in Item 6 of Amendment No. 1); and

(7)            Kardan may be deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Viola A.V. RRsat to Kardan under the Kardan-Viola Shareholders Agreement in the event of a transfer of such 3,816,243 Ordinary Shares by Viola A.V. RRsat (as described in Item 6 of the Amendment No. 1).

(ii) 821,381 Ordinary Shares held by Rivel, as to which:

(1)            Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Rivel under the Rivel-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat, and due to the related proxy delivered by Rivel to Violas A.V. RRsat in respect of such 821,381 Ordinary Shares in furtherance of such voting agreement;

(2)            the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 821,381 Ordinary Shares);

(3)            Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Rivel to Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement with respect to those 821,381 Ordinary Shares; and

(4)            the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 821,381 Ordinary Shares).

(iii) 6,810,367 Ordinary Shares held by Del-Ta Engineering, as to which:

(1)            Viola A.V. RRsat may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Viola A.V. RRsat under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 of the First Statement); and

(2)            the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 6,810,367 Ordinary Shares).

(iv) 1,631,616 Ordinary Shares held by Kardan, as to which:

(1)            Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Kardan under the Kardan-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat (with certain exceptions, as described in Item 6 of Amendment No. 1), and due to the related proxy delivered by Kardan to Viola A.V. RRsat in respect of such 1,631,616 Ordinary Shares in furtherance of such voting agreement;

(2)            the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 1,631,616 Ordinary Shares);

(3)            Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Kardan to Viola A.V. RRsat under the Kardan-Viola Shareholders Agreement with respect to those 1,631,616 Ordinary Shares; and

(4)            the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 1,631,616 Ordinary Shares).

Each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares as to which beneficial ownership may be attributed to him, her or it, as appropriate, except to the extent of his, her or its pecuniary interest therein and except, in the case of Viola A.V. RRsat, for the 3,816,246 Ordinary Shares held directly by Viola A.V. RRsat.

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment No. 2.

(b)          The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) of this Item 5 above.

(c)           Except for the transactions described in Item 1 of this Amendment No. 2, the Reporting Persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d)           The various limited partners of Viola A.V. RRsat have the right to receive dividends from, and proceeds from the sale of, the 3,816,246 Ordinary Shares held by Viola A.V. RRsat.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Original Statement, as amended and supplemented by the information appearing in Amendment No. 1, is incorporated by reference in this Item 6 of Amendment No. 2.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Shareholders Agreement, dated as of April 4, 2013 (but effective as of the closing under the Kardan- Viola SPA on September 10, 2013), by and between Viola P.E. GP Ltd., as nominee on behalf of Viola A.V. RRsat, Limited Partnership and Kardan Communications Ltd. (incorporated by reference to Exhibit 2 of Amendment No. 1).

Exhibit 2
Shareholders Agreement, dated as of April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, Limited Partnership and Mr. David Rivel (incorporated by reference to Exhibit 2 of the Original Statement).

Exhibit 3
Shareholders Agreement, dated as of April 17, 2013, by and between (i) Viola P.E. GP Ltd., as nominee on behalf of Viola A.V. RRsat, Limited Partnership and (ii) Del-Ta Engineering Equipment Ltd. (incorporated by reference to Exhibit 6 to the Statement of Beneficial Ownership on Schedule 13D filed by InterGamma International Trade Founded by InterGamma Investments Co., Del-Ta Engineering Equipment Ltd., Rapac Communication & Infrastructure Ltd., Inter-Gamma Investment Company Ltd. and Mr. Tanhum Oren with the Securities and Exchange Commission on April 29, 2013) (SEC File No. 005-82408).

Exhibit 4	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola A.V. RRsat, Limited Partnership

By:  Viola P.E. GP Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.
By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: December 9, 2013